Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com Company Newsletter Brisbane, Australia, 23rd March 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases the March 2011 edition of the company newsletter. The newsletter summarises the Company’s recent activities and achievements, and forms part of Progen’s ongoing commitment to improving shareholder communication. ENDS About Progen Pharmaceuticals Ltd Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com For more information: Sue MacLeman Stephanie Paul Chief Executive Officer Phillips Group +61 7 3842 3333 +61 7 3230 5000 +61 437 211 200 +61 418 753 062 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

LETTER FROM CEO Sue MacLeman Dear Shareholders, Welcome to the latest edition of our shareholder newsletter. Looking back over the last few months it is hard to believe just how much the team has achieved in such a short period of time. After we completed the strategic review of the business and put in place a plan to rebuild the company we have executed a number of key objectives including: A major cost reduction initiative and turnaround resulted in a more streamlined focused business. Our results for the half year ended 31 December 2010 showed a cash balance of $12.73 million and pleasingly a significant decrease This Edition Letter from CEO Company & Financial Overview Epi Pharmaceuticals, Inc Progen Management Team Progen Board PG545 Profile - Keith Dredge Director Preclinical Development ISSUE 05 | MARCH 2011 Page 1 in the net loss of $3.18 million, compared to $8.19 million for the prior corresponding period. Our contract manufacturing subsidiary, PharmaSynth recorded a 61.0% increase in revenue to $1.20 million with a profit of $266,000 compared to a loss of $188,000 for the corresponding half year period. We have fast tracked PG545’s development plan allowing us to enter the clinic ahead of schedule after clearing all formal approval requirements for the first in human trial. We expect the timeline for patient recruitment to be 12 months. We are also on target to open an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) in the USA in Q3 2011. Progressed the divestment of non-core assets by negotiating a new equity, milestone and royalty arrangement to extinguish Progen’s milestone obligations which will lead to the formation of a new company called Epi Pharmaceuticals Inc, the engagement of US attorneys and a US investment bank to facilitate the transaction, the preparation of an investment memorandum and the initial showcasing of the assets in the USA in Q1 2011. PharmaSynth Pty Ltd commenced the manufacture of muparfostat (PI-88) pursuant to Progen’s License and Collaboration Agreement with Medigen for their Phase III liver cancer trial. Thank you for your support. Yours faithfully, Sue MacLeman Chief Executive Officer As at 31 December 2010: ASX (PGL) and US OTC (PGLA) Total shares on issue: 24.7m Market Cap: ~AU$7.9m (~US$8.0m) Cash on hand: ~AU$12.7m(~US$12.9m) COMPANY & FINANCIAL OVERVIEW Progen’s core focus is development of its anti-angiogenesis and anti-metastatic oncology products pipeline. The dual mechanism therapeutic approach focuses on controlling both tumour growth and spread.

Progen Pharmaceuticals Ltd ACN 010 975 612 Sue MacLeman Chief Executive Officer | 16 Benson St, Toowong, QLD 4066, Australia | PO Box 2403, Toowong, QLD 4066, Australia | T +61 7 3842 3333 | F +61 7 3720 9624 | M +61 437 211 200 This newsletter may contain forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risk associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG545, PG11047 and PG11144 and other drugs, our future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. SAFE HARBOUR STATEMENT EpiPharmaceuticals, Inc In early 2010, we announced that after a strategic review of the business the decision was made to focus on the Company’s core strengths, being our dual-mechanism compounds muparfostat (PI-88) and PG545. The decision was made to divest the assets acquired in the 2008 Cellgate transaction including Phase I anti-proliferation compound PG11047, a pre-clinical epigenetics LSD 1 inhibitor PG11144 and back up compounds and associated intellectual property. As a part of the divestment strategy we closed our US office in October 2010 which resulted in substantial cost savings. We also appointed US attorneys and a US based investment bank to assist us in the preparation and sale of the assets. The assets will be divested via a new company called Epi Pharmaceuticals, Inc (EpiPharma). Progen will retain a significant stake in EpiPharma and its milestone obligations from the CellGate acquisition will be extinguished in exchange for equity, royalties and milestone payments. Our US attorneys are currently finalising the EpiPharma Agreements with the various parties. Our investment bank prepared an investment memorandum for EpiPharma and we commenced discussions with interested parties at the J.P. Morgan Annual Healthcare Conference in San Francisco in January 2011. We expect these discussions to continue throughout 2011 with any transaction expected to take at least six months. PG545 PG545 is a new anti-cancer drug, entirely developed in-house by Progen Pharmaceuticals and is potentially the best-in-class heparanase inhibitor. PG545 is a dual mechanism anti-angiogenesis compound as it blocks both blood vessel growth in tumours (starving it of nutrients) and anti-metastatic as it attempts to stop the cancer cells from spreading throughout the body. PG545 is being trialled in a Phase I safety and tolerability study in 25 advanced cancer patients with solid tumours at the Sir Charles Gairdner Hospital in Perth. PharmaSynth Pty Ltd, Progen’s wholly owned contract manufacturing subsidiary, manufactured and released the PG545 for use in the Phase I study. Progen has been actively publishing and presenting data on PG545 within the scientific and pharmaceutical community. In early February 2011, we presented new preclinical data in an article published in the prestigious British Journal of Cancer and at the Lorne Cancer Conference in Victoria demonstrating that PG545 potently inhibits tumour growth and cancer spread in a number of tumour models. PG545’s unique ability to inhibit heparanase, an enzyme thought to be involved in the process of tumour spread (metastasis) may differentiate it from its competitors. The commercial potential of PG545 is demonstrated by the 2009 sales for the three leading anti-angiogenic therapies Avastin®, Nexavar® and Sutent® totalling US$7.8 billion. Page 2 PROGEN BOARD Mr Stuart James Chairman Mr Heng Tang Non-Executive Director Dr John Chiplin Non-Executive Director Dr Julie Cherrington Non-Executive Director Dr Paul Lin Non-Executive Director Mr Thomas Burt Non-Executive Director Mrs Sue MacLeman CEO Mr Paul Dixon GM Finance / Company Sec Ms Fleur Lankesheer Dir. Legal & BD Dr Ian Bytheway Dir. Research & Development Dr Keith Dredge Dir. Preclinical Development Mr Darryn Bampton Dir. Regulatory Affairs Mr Les Tillack CEO - PharmaSynth PROGEN MANAGEMENT TEAM PROFILE - KEITH DREDGE Director Preclinical Development Keith joined Progen in 2006 to establish a pharmacological screening program for the PG500 series within the R&D team and to oversee the PI-88 toxicology and nonclinical development program. In 2007 Keith became Manager of Preclinical Development and Director of Preclinical Development in 2009. Throughout this period, Keith executed the non-clinical drug development plans for Progen’s anti-proliferation, epigenetic and anti-angiogenesis technologies while also having active participation in other aspects of the business such as regulatory strategy, business development and intellectual property. More recently, the focus has turned to PG545 and its path into the clinic – a significant accomplishment for Keith and the Progen team. Keith has formal training in toxicology (BSc) and pharmacology (PhD) from the National University of Ireland and several years’ cancer research experience in the UK where he published the first scientific articles on Celgene’s blockbuster oncology drug Revlimid®. Keith is married to Natasha, an oncology nurse who coincidently has given PI-88 to patients, has three young children and likes to play guitar and football (the round type!).